UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                   to

Commission file number 1-10421

A.    Full title of the plan and address of the plan, if different from that of the issuer named below:

Luxottica Group Tax Incentive Savings Plan

Luxottica Group ERISA Plans Compliance and Investment Committee

Luxottica U.S. Holdings Corp.

44 Harbor Park Drive

Port Washington, New York 11050

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Financial Statements and Report of Independent Registered Public Accounting Firm

Luxottica Group Tax Incentive Savings Plan

December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Luxottica Group ERISA Plans
Compliance and Investment Committee

We have audited the accompanying statements of net assets available for plan benefits of the Luxottica Group Tax Incentive Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the year then ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Cincinnati, Ohio
June 15, 2012

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2011 and 2010

	2011	2010
ASSETS

Cash	$346,266	$331,559

Participant-directed investments, at fair value:
Mutual funds	266,702,578	272,940,368
Money market fund	59,529,657	61,819,915
Common stock	46,520,571	53,642,229
Total investments	372,752,806	388,402,512

Receivables:
Participant contributions	8,146	955
Employer contributions	1,823,484	—
Due from broker for securities sold	659,482	820,554
Notes receivable from participants	18,412,478	18,552,922
Total receivables	20,903,590	19,374,431

Total assets	394,002,662	408,108,502

LIABILITIES

Due to broker for securities purchased	574,509	579,882
Total liabilities	574,509	579,882

Net assets available for plan benefits	$393,428,153	$407,528,620

The accompanying notes are an integral part of these statements.

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year ended December 31, 2011

Additions to Net Assets
Contributions:
Participant contributions	$23,438,053
Employer contributions	6,517,636
Rollover contributions	1,754,015
Total contributions	31,709,704

Investment income (loss):
Net depreciation in fair value of investments	(13,536,885)
Interest and dividends	6,005,547
Net investment loss	(7,531,338)

Interest income from participant notes receivable	853,792

Total additions	25,032,158

Deductions from Net Assets
Benefits paid to participants	38,964,851
Transfer out to Luxottica Puerto Rico Tax Incentive Savings Plan	1,469
Administrative expenses	166,305
Total deductions	39,132,625

Net decrease	(14,100,467)

Net assets available for plan benefits:
Beginning of year	407,528,620

End of year	$393,428,153

The accompanying notes are an integral part of these statements.

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE A — PLAN DESCRIPTION

The following description of the Luxottica Group Tax Incentive Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

1. General

The Plan is a defined contribution plan sponsored by Luxottica U.S. Holdings Corp. (the “Company”) and covers U.S.-based employees of certain of the Company’s subsidiaries. The Plan provides participants the opportunity to save for future financial needs by setting aside a portion of their compensation through payroll deductions. Associates are eligible to participate in the Plan for purposes of making salary deferral contributions upon completing 30 days of service. Associates are eligible to participate in the Plan for purposes of receiving discretionary Company matching contributions after reaching age 21, meeting certain hours of service and other requirements, as defined.

The Luxottica Group ERISA Plans Compliance and Investment Committee controls and manages the operation and administration of the Plan. The Plan’s administrative function is being performed by Fidelity Institutional Retirement Services Company and Fidelity Management Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

2. Contributions

Each year, participants may contribute up to 25% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations.

The Plan was amended to permit the Company to make a discretionary match on a quarterly or annual basis. During 2011, the Company elected to make a discretionary matching contribution equal to 100% of a participant’s elective deferral, up to 2% of eligible compensation.  The Company made these contributions quarterly during 2011.

The Company provided an additional discretionary contribution during 2011 for certain employees of the Luxottica USA and Luxottica US Holdings divisions.

Participants may also contribute amounts representing qualified rollover distributions from other qualified defined benefit or defined contribution plans.

3. Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s discretionary matching contribution, and an allocation of Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2011 and 2010

NOTE A — PLAN DESCRIPTION (continued)

4. Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested according to participants’ directions. The Plan currently offers various funds through Fidelity Management Trust Company as well as a Luxottica Stock Fund. All participant and Company discretionary match contributions, if any, are invested directly into these elected funds.

5. Vesting

Participants are 100% vested in their salary deferral contributions and vest in the Company’s contribution portion of their accounts, if any, based on years of vesting service as defined by the Plan. A participant is 25% vested after two years of vesting service and gains an incremental 25% each subsequent year, reaching full vesting at the end of five years of vesting service.

6. Participant Notes Receivable

Participants are eligible to borrow from their account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested value of their accounts (excluding discretionary matching contributions). Participants cannot have more than two notes outstanding at the same time. The notes are secured by the balance in the participant’s account and bear interest based on local prevailing rates as determined by the Plan Administrator. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years, with the exception of mortgage loans, which may be repaid over 15 years.

7. Payment of Benefits

On termination of service for any reason, a participant may elect to receive a lump-sum distribution or a rollover to another qualified benefit plan or Individual Retirement Account, equal to the value of the participant’s vested interest in his/her account, less applicable withholding tax if paid to the individual. Subject to approval by the plan administrator, participants may apply for hardship withdrawals, as defined.

8. Forfeited Accounts

At December 31, 2011 and 2010, forfeited non-vested accounts totaled $616,699 and $1,242,962, respectively. These accounts may be used to reduce future employer contributions. During the year ended December 31, 2011, $750,000 of forfeitures were used to reduce employer contributions.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Accounting

The accompanying financial statements have been prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2011 and 2010

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2. Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note D.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of investment return for such investments.

4. Participant Notes Receivable

Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when determined to be uncollectible.

5. Administrative Expenses

Administrative expenses of the Plan are paid by the Company and the Plan, as provided in the plan document.

6. Payment of Benefits

Benefit payments to participants are recorded upon distribution.

7. Risks and Uncertainties

The Plan utilizes various investment instruments, including a money market fund, mutual funds, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2011 and 2010

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

8. Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.  The ASU is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework. While the ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands ASC 820’s existing disclosure requirements for fair value measurements and makes other amendments. The ASU is effective for interim and annual periods beginning after December 15, 2011.  The adoption of this standard is not expected to impact the Plan’s net assets, but may impact the Plan’s fair value disclosures.

NOTE C — INVESTMENTS

Significant investments of the Plan as of December 31, 2011 and 2010 are as follows:

	2011	2010

Fidelity Retirement Money Market Fund	$59,529,657	$61,819,915

Luxottica Stock	46,520,571	53,642,229

Fidelity Equity Income Fund	33,109,994	37,164,048

Fidelity Balanced Fund	30,280,487	31,437,118

Neuberger Berman Genesis Fund	27,380,725	27,402,239

Fidelity Contrafund	25,832,258	25,112,333

Fidelity Spartan U.S. Equity Index Fund	21,094,753	21,573,999

Fidelity Magellan Fund	18,031,642	23,081,657

Both the Luxottica Stock Fund and Fidelity Funds are parties-in-interest. See Note E.

For the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $13,536,885 as follows:

Common stock	$(3,551,415)
Mutual funds	(9,985,470)
Net depreciation of investments	$(13,536,885)

NOTE D — FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The authoritative guidance establishes a framework for measuring fair value that provides a hierarchy that prioritizes into three levels the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2011 and 2010

NOTE D — FAIR VALUE MEASUREMENTS (continued)

Level 1           Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets and liabilities that the Plan has the ability to access at the measurement date.

Level 2           Inputs to the valuation methodology include:

•      Quoted prices for similar assets or liabilities in active markets;

•      Quoted prices for identical or similar assets or liabilities in inactive markets;

•      Inputs other than quoted prices that are observable for the asset or liability;

•      Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3           Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no significant transfers between levels of the fair value hierarchy during 2011.

Following is a description of the valuation methodologies used for the Plan’s assets measured at fair value.

Mutual Funds: Valued at the closing price reported on the NASDAQ Stock Exchange.

Money Market Fund: Valued at the net asset value (“NAV”) of $1 per share.

Common Stock: Valued at closing price for the American Depository Shares of Luxottica Group S.p.A as reported on the New York Stock Exchange.

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments valued at NAV as of December 31, 2011 consisted of the money market fund (“MMF”). The MMF seeks to preserve principal investment while earning interest income. The MMF will try to maintain a stable $1 unit price, but it cannot guarantee that it will be able to do so. The yield of the MMF will fluctuate.

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2011 and 2010

NOTE D — FAIR VALUE MEASUREMENTS (continued)

The NAV of the MMF is determined using the market value or fair value, if market data is unavailable, of the underlying investment. The MMF allows for daily liquidity with no additional days notice required for redemption for participant directed transactions. The account is fully liquid and events limiting the account’s ability to transact at NAV are not probable.

The following table summarizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2011 and 2010.

	Level 1	Level 2	Level 3	Total
December 31, 2011
Mutual funds:
Large cap equity	$110,935,941	$—	$—	$110,935,941
Blended	68,909,430	—	—	68,909,430
Fixed income	29,192,982	—	—	29,192,982
Small cap equity	27,380,725	—	—	27,380,725
International equity	12,491,013	—	—	12,491,013
Mid cap equity	13,161,345	—	—	13,161,345
Other	4,631,142	—	—	4,631,142
Total mutual funds	266,702,578	—	—	266,702,578
Money market fund – short-term investment	—	59,529,657	—	59,529,657
Luxottica Group Common Stock	46,520,571	—	—	46,520,571
Total Investments	$313,223,149	$59,529,657	$—	$372,752,806

December 31, 2010
Mutual funds:
Large cap equity	$121,712,301	$—	$—	$121,712,301
Blended	64,571,682	—	—	64,571,682
Fixed income	28,390,661	—	—	28,390,661
Small cap equity	27,402,239	—	—	27,402,239
International equity	14,566,396	—	—	14,566,396
Mid cap equity	12,056,491	—	—	12,056,491
Other	4,240,598	—	—	4,240,598
Total mutual funds	272,940,368	—	—	272,940,368
Money market fund – short-term investment	—	61,819,915	—	61,819,915
Luxottica Group Common Stock	53,642,229	—	—	53,642,229
Total Investments	$326,582,597	$61,819,915	$—	$388,402,512

The Plan also holds other assets and liabilities not measured at fair value using one of the above methods on a recurring basis, including contributions receivable, participant notes receivable, cash, and unsettled trades.  The fair value of these assets and liabilities approximates the carrying amounts in the accompanying financial statements due to either the short maturity of the instruments or the use of interest rates that approximate market rates for instruments of similar maturity.

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2011 and 2010

NOTE E — EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of money market or mutual funds managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services are included as a reduction of the return earned on each fund.  Fees paid by the Plan for administrative services were $166,305 for the year ended December 31, 2011.

Transactions within the Luxottica Stock Fund qualify as party-in-interest transactions because the underlying security within the fund is Company stock. Refer to Note C for shares of Luxottica Common Stock held and related market values at December 31, 2011 and 2010.

NOTE F — PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become fully vested in their account.

NOTE G — FEDERAL INCOME TAX STATUS

The Plan obtained a favorable determination letter on July 22, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has subsequently been amended; however, the Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

In accordance with guidance on accounting for uncertainty in income taxes, plan management evaluated the Plan’s tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The Plan Administrator believes it is no longer subject to tax examinations for years prior to 2008. The Plan’s 2009 Form 5500 is currently under examination by the Internal Revenue Service. Plan management believes there will be no significant adjustments, penalties, or fines as a result of this examination, on prior or current Form 5500’s and, thus, has not made any adjustments to the financial statements as a result of this ongoing examination.

SUPPLEMENTAL SCHEDULE

LUXOTTICA GROUP INCENTIVE PLAN

Form 5500 E.I.N. 11-3491054 Plan No. 025

Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

		(c)
	(b)	Description of investment including	(e)
	Identity of issue, borrower, lessor,	maturity date, rate of interest,	Current
(a)	or similar party	collateral, par or maturity value	value

	MUTUAL FUNDS
*	Fidelity Equity Income Fund	Registered Investment Company	$33,109,994
*	Fidelity Magellan Fund	Registered Investment Company	18,031,642
*	Fidelity Balanced Fund	Registered Investment Company	30,280,487
*	Fidelity Intermediate Bond Fund	Registered Investment Company	17,273,145
*	Fidelity U.S. Bond Index Fund	Registered Investment Company	5,729,498
*	Fidelity Contrafund	Registered Investment Company	25,832,258
*	Fidelity Capital & Income Fund	Registered Investment Company	6,190,339
*	Fidelity Spartan Ext Market Index Fund Investor Class	Registered Investment Company	2,494,742
*	Fidelity Spartan International Index Fund Investor Class	Registered Investment Company	4,480,524
*	Fidelity Spartan U.S. Equity Index Fund Investor Class	Registered Investment Company	21,094,753
	American Beacon International Equity Fund	Registered Investment Company	8,010,489
	Neuberger Berman Genesis Fund - Trust Class	Registered Investment Company	27,380,725
	Vanguard Selected Value Fund Investor Class	Registered Investment Company	3,995,570
	American Funds Growth Fund of America Class R4	Registered Investment Company	12,867,294
	Munder Mid-Cap Core Growth Class Y	Registered Investment Company	6,671,033
	Cohen & Steers Realty Shares Institutional Class	Registered Investment Company	4,631,142
*	Fidelity Freedom Income Fund	Registered Investment Company	1,549,138
*	Fidelity Freedom 2010 Fund	Registered Investment Company	1,521,835
*	Fidelity Freedom 2015 Fund	Registered Investment Company	8,862,903
*	Fidelity Freedom 2020 Fund	Registered Investment Company	5,758,914
*	Fidelity Freedom 2025 Fund	Registered Investment Company	4,459,396
*	Fidelity Freedom 2030 Fund	Registered Investment Company	5,007,337
*	Fidelity Freedom 2035 Fund	Registered Investment Company	3,484,926
*	Fidelity Freedom 2040 Fund	Registered Investment Company	4,162,221
*	Fidelity Freedom 2045 Fund	Registered Investment Company	2,354,667
*	Fidelity Freedom 2050 Fund	Registered Investment Company	1,467,606
	Total mutual funds		266,702,578

	COMMON STOCK
*	Luxottica Group S.p.A.	Luxottica common stock	46,520,571

	MONEY MARKET FUND
*	Fidelity Retirement Money Market Fund	Money market fund	59,529,657

	PARTICIPANT NOTES RECEIVABLE
*	Various participants	Participant notes receivable (interest ranging from 4.25% to 10.5%)	18,412,478

	TOTAL		$391,165,284

*	Denotes a party-in-interest.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Luxottica Group Tax Incentive Savings Plan

Date:	June 22, 2012	By:	/s/ Vito Giannola
VITO GIANNOLA
CO-CHAIRMAN

EXHIBIT INDEX

Exhibit Number	Exhibits

Exhibits 23.1	Consent of Independent Registered Public Accounting Firm – Plante & Moran, PLLC